Exhibit 99.1

900-688 West Hastings Street Vancouver, BC V6B 1P1 Canada

NEWS RELEASE: July 22, 2013	Toronto Stock Exchange: VG
For Immediate Release	No: 31

VERIS GOLD CORP. ANNOUNCES OFFICIAL OPENING OF
STARVATION CANYON GOLD MINE

Vancouver, BC - July 22, 2013 - Veris Gold Corp. (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) is pleased to announce the official opening of Starvation Canyon, the third gold producing mine to come into production at its Jerritt Canyon Operations located in Elko County, Nevada and operated by Veris Gold USA Inc., a wholly-owned subsidiary of Veris Gold Corp. (the "Company" or "Veris Gold").

The official opening of Starvation Canyon will happen on July 29, 2013 and will be attended by local dignitaries, suppliers and the dedicated staff of Veris Gold.

Situated in the southern part of the vast Jerritt Canyon property, Starvation Canyon is the first gold mine to come into production at Jerritt Canyon since 2004. Initial underground development work, portal excavation and drift development, started in November 2012 and continued to early April 2013. Starvation Canyon is operated by Small Mine Development (“SMD”). Similar underground mining methods that are being used at the other operating mines (Smith and SSX-Steer) are successfully being utilized at Starvation Canyon.

R. Llee Chapman, President and CEO of Veris Gold stated, “The SMD team, led by Joe Knaack, Starvation Canyon Mine Superintendent, has been critical to our success at Starvation Canyon and we are proud of our overall partnership with them at Jerritt Canyon. Six months from blasting the portal to production on-time and on-budget is no small feat and this mine has performed better than expected right from the start. Most importantly, Starvation Canyon now plays a key role in our production pipeline ensuring that our feed is maintained at steady levels at our Jerritt Canyon mill operations. I would like to thank all of the teams that came together to successfully bring this new gold producing mine into production.”

As announced in a news release on April 8, 2013, Starvation Canyon had early production of 300 ore tons averaging 0.15 ounces per ton (opt) and has since June ramped up to 600 tons per day. Production at Starvation Canyon is an essential element to the 2013 production plan for the Jerritt Canyon Operations and, consistent with the Company's guidance, this mine is expected to contribute in excess of 25,000 ounces.

As of December 31, 2012, Starvation Canyon has a NI 43-101 Reserve (including Resources) of 24kt grading 0.238opt containing 5.8koz in the Proven category and 946kt grading 0.176opt containing 166.8koz in the Probable category.

The Starvation Canyon deposit discovery was announced on December 16, 2004. The discovery took place 18 months after a predecessor company acquired the Jerritt Canyon property from AngloGold and Meridian in 2003, and the completion of a subsequent drilling program. The discovery is attributed to the 2003-2004 Company exploration group that targeted favorable host rocks along a mineralized structural trend that had been previously untested. It took ten years to drill define, permit, engineer, and construct the Starvation Canyon underground mine which is about the average industry time it takes to advance a new gold mine into production in the United States.

The information contained in this news release has been reviewed and approved by the Company's Vice President of Exploration, Todd Johnson, M.Sc. (Qualified Person per the requirements of NI 43-101).

About Veris Gold Corp.

Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon mill and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and milling facility. The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine.

On behalf of

“VERIS GOLD CORP.”

R. Llee Chapman

President and CEO

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. All material information may be accessed at www.sedar.com.

Forward-Looking Statements This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the operations at Jerritt Canyon, the interpretation of those results, and timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", "has the potential" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in operations may result in increased costs, unexpected variations in mineral resources and reserves, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks generally associated with mining. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For more information please contact:

Veris Gold Corp. Joanne C. Jobin VP, Investor Relations T: (647) 964-0292 NA Toll Free: 1-855-688-9427 E: jjobin@verisgold.com W: verisgold.com	Veris Gold Corp. Nicole Sanches Investor Relations Manager T: (604) 688-9427 ext 224 NA Toll Free: 1-855-688-9427 E: nicole@verisgold.com W: verisgold.com	AXINO AG Wolfgang Seybold Chairman T: +49 711 25 35 92 40 E: wolfgang.seybold@axino.de W: axino.de